Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To:	the Supervisory Board of Koninklijke Philips Electronics N.V.

We consent to the use of our reports dated February 25, 2013, with respect to the consolidated balance sheets of Koninklijke Philips Electronics N.V. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference.

/s/ KPMG Accountants N.V.

Amsterdam, the Netherlands

February 25, 2013